Exhibit 12.1

TECO ENERGY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth TECO Energy’s ratio of earnings to fixed charges for the periods indicated.

(millions)	6-months ended June 30, 2012		12-months ended June 30, 2012		Year Ended Dec. 31,
					2011		2010		2009		2008		2007
Income from continuing operations, before income taxes	$191.1		$415.9		$426.5		$409.0		$312.5		$256.8		$613.1
Add:
Interest expense	102.9		206.6		210.1		237.4		236.5		234.6		270.1
Deduct:
Income from equity investments, net	0.0		0.0		0.0		(6.9)		4.3		22.8		18.0

Earnings before taxes and fixed charges	$294.0		$622.5		$636.6		$653.3		$544.7		$468.6		$865.2

Interest expense	$102.9		$206.6		$210.1		$237.4		$236.5		$234.6		$270.1

Total fixed charges	$102.9		$206.6		$210.1		$237.4		$236.5		$234.6		$270.1

Ratio of earnings to fixed charges	2.86	x	3.01	x	3.03	x	2.75	x	2.30	x	2.00	x	3.20	x

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investments (net of distributions) and fixed charges. Fixed charges consist of interest expense on indebtedness, amortization of debt premium and an estimate of the interest component of rentals. Interest expense includes total interest expense, excluding AFUDC, and an estimate of the interest component of rentals. TECO Energy, Inc. does not have any preferred stock outstanding, and there were no preferred stock dividends paid or accrued during the periods presented.